VP 9-23-02

02053256

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC MAIL RECEIVED SEP 17 2002 WASH, D.C. 155 PROCESSING SECTION

SEC FILE NUMBER
8- 23447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swanson & Co., Inc.
DBA: Swanson Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 W. Main St., Suite 460
(No. and Street)

Boise (City) Idaho (State) 83702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balukoff, Lindstrom & Co., PA
(Name — *if individual, state last, first, middle name*)

877 W. Main St., Ste 805 (Address) Boise (City) Idaho (State) 83702 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P PROCESSED SEP 23 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VP 9-23-02

OATH OR AFFIRMATION

I, Steve C. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swanson & Co., Inc., as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

SUSAN F. WOOSLEY NOTARY PUBLIC STATE OF IDAHO

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALUKOFF LINDSTRÖM &Co., P.A.
Certified Public Accountants

877 West Main Street, Suite 805
Boise, Idaho 83702
(208) 344-7150
FAX: (208) 344-7435
www.blco.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Swanson & Co., Inc.
Boise, Idaho

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Swanson & Co., Inc. as of March 31, 2002, and the related statements of income and changes in ownership equity, and changes in liabilities subordinated to claims of general creditors and cash flows (included in the Focus Report, Form X017A-5, Part IIA, for the period from Aprill, 2001 through March 31, 2002) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swanson & Co. Inc. as of March 31, 2002 and the results of its operations for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital, basic net capital requirement, aggregate indebtedness and the exemptive provision under Rule 15c3-3, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

Balukoff, Lindstrom & Co., P.A.

June 21, 2002

Swanson & Co., Inc.
Statement of Cash Flows

	Year ended March 31, 2002
Cash flows from operating activities:	
Net income	$ 4,330
Adjustments to reconcile net income to net cash provided in operating activities:	
Interest on subordinated note payable and shareholder receivable	2,301
Decrease in accrued interest income	104
Decrease in prepaid expenses	23
Net cash provided in operating activities	6,758
Cash flows from investing activities:	
Additional loans less repayments on note receivable from shareholder	(7,000)
Net cash used in investing activities	(7,000)
Net decrease in cash	(242)
Cash, beginning of year	561
Cash, end of year	$ 319

Supplemental disclosure of noncash activities:

Interest income of $510 from the note receivable from stockholder was netted against the interest expense of $2,811 on the $48,800 subordinated notes payable to stockholder. The net amount of $2,301 was reported as interest expense and credited to the note receivable from stockholder.

The investment in NASD common stock and warrants was transferred to Carbon Capital Securities LLC, a newly-formed Idaho limited liability company in exchange for a 100% ownership interest.

The Company liquidated its subordinated notes payable to stockholder in the amount of $48,800 as follows: selling to stockholder its entire interest inCarbon Capital Securities LLC for $46,100 cost (also fair market value) and crediting the balance of $2,700 against the note receivable from stockholder.

Reconciliation of cash as reported in the statement of financial condition with cash as reported in the statement of cash flows:

Cash as reported in statement of financial condition	$10,319
Less certificate of deposit	(10,000)
Cash as reported in statement of cash flows	$ 319